MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2013 and audited consolidated financial statements for the year ended December 31, 2012, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of May 13, 2013 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Runge Pincock Minarco (formerly Pincock Allen & Holt) is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer, Guillermo Lozano, M.Sc., Vice President of Exploration, and Carlos Wong, M.Sc., Ore Reserves Compliance Manager, are also certified Qualified Persons. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

2013 FIRST QUARTER HIGHLIGHTS

	First Quarter	First Quarter		Fourth Quarter
	2013	2012	Change	2012	Change
Operating
Silver Equivalent Ounces Produced	2,731,792	2,007,219	36%	2,562,926	7%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,437,664	1,826,803	33%	2,311,146	5%
Payable Silver Ounces Produced(1)	2,224,819	1,766,160	26%	2,209,144	1%
Total Cash Costs per Ounce(2)	$9.49	$8.96	6%	$9.26	2%
Total Production Cost per Tonne(2)	$31.79	$29.24	9%	$28.24	13%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$29.63	$32.79	-10%	$32.42	-9%
Financial
Revenues ($ millions)	$67.1	$57.8	16%	$71.0	-6%
Mine Operating Earnings ($ millions)	$34.6	$35.7	-3%	$39.5	-12%
Net Earnings ($ millions)	$26.5	$26.4	1%	$22.4	19%
Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)	$44.9	$37.1	21%	$43.2	4%
Cash and Cash Equivalents ($ millions)	$110.1	$85.3	29%	$111.6	-1%
Working Capital ($ millions)	$108.3	$108.3	0%	$115.7	-6%
Shareholders
Earnings Per Share ("EPS") - Basic	$0.23	$0.25	-9%	$0.19	18%
Cash Flow Per Share(2)	$0.38	$0.35	9%	$0.37	4%
Weighted Average Shares Outstanding for the Periods	116,895,218	105,440,048	11%	116,442,639	0%

(1) Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2) The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 17 and 18.

•

Silver equivalent production increased by 7% to a record 2,731,792 ounces, compared to 2,562,926 ounces in the fourth quarter of 2012. The increase was primarily due to the addition of production from the Del Toro mine, which contributed 176,495 ounces of pre-commercial production during the quarter. Silver equivalent production increased 36% compared to the same quarter of the prior year as a result of the La Parrilla 1,000 tpd cyanidation plant expansion, the acquisition of the La Guitarra Silver Mine, and production from the new Del Toro Silver Mine.

•

Silver ounces produced increased to a record 2,437,664 ounces, an increase of 5% compared to 2,311,146 ounces of silver in the fourth quarter of 2012, and an increase of 33% compared to 1,826,803 ounces produced in the first quarter of 2012.

•

Generated net earnings of $26.5 million for the first quarter of 2013 (EPS of $0.23), an increase of 19% compared to $22.4 million (EPS of $0.19) in the fourth quarter of 2012, and an increase of 1% compared to $26.4 million (EPS of $0.25) in the first quarter of 2012.

•	Adjusted EPS (a non-GAAP measure) for the first quarter of 2013 was $0.21, after excluding non-cash and non- recurring items.

•

Generated revenues of $67.1 million for the first quarter of 2013, a decrease of 6% compared to the fourth quarter of 2012, primarily due to 9% decrease in average realized silver price per ounce. Revenues increased 16% compared to the first quarter of 2012, primarily due to 36% increase in production, partially offset by 10% decrease in average realized silver price per ounce.

•

Cash costs increased 2% from $9.26 in the prior quarter to $9.49 in the first quarter of 2013, primarily due to a 2% increase in the Mexican peso relative to the US dollar on average quarter over quarter.

•

The Company has responded to the recent decline in silver prices by reviewing its discretionary investment plans for 2013 and committed to reduce investments in exploration, development, plant and equipment by $30 million dollars in the first half of 2013, and will reassess silver prices in advance of the second half of 2013 to determine whether a further reduction of discretionary investments will be required.

•

Recognized mine operating earnings of $34.6 million compared to $39.5 million in the fourth quarter of 2012, a decrease of 12% due to lower gross margin resulting from a 9% decrease in silver prices, a 2% increase in cash costs, and higher depreciation, depletion and amortization expense related to the increased size of plant, equipment and mineral properties. Mine operating earnings for the quarter decreased 3% compared to the first quarter of 2012, as the 36% increase in production was offset by a 10% decrease in silver prices, 3% appreciation of the Mexican peso, and higher depreciation, depletion and amortization expense.

•

Cash flows from operations before movements in working capital and income taxes in the first quarter of 2013 increased by 4% to $44.9 million ($0.38 per share) compared to $43.2 million ($0.37 per share) in the fourth quarter of 2012, and increased by 21% compared to $37.1 million ($0.35 per share) in the first quarter of 2012.

•

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of professional fees, legal and investment banking costs, the Company recognized a gain of $9.1 million in other income.

•

The Phase 1 construction of the Del Toro Silver Mine for the 1,000 tpd flotation plant was completed and inaugurated in a special ceremony on January 23, 2013. Phase 2 construction, which will include the addition of a 1,000 tpd cyanidation circuit, is now in progress. Phase 2 start-up is expected by July 1, 2013, at which time, the mill is expected to start ramping up to a combined throughput rate of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation). The Company also remains on schedule for the third and final phase of production (2,000 tpd flotation and 2,000 tpd cyanidation) by the third quarter of 2014, at which time Del Toro is expected to become the Company’s largest producing operation, projected to produce at an annualized rate of approximately six million ounces of silver per year, with significant amounts of lead and zinc. As at March 31, 2013, the Del Toro mine had not achieved a commercial stage of production and was still in a commissioning stage. Therefore, all pre-operating revenue of $3.5 million and cost of sales of $4.8 million were capitalized as assets under construction during the quarter ended March 31, 2013. As at April 1, 2013, management concluded the plant was commissioned and all revenues and expenses ceased to be capitalized and began to be treated as operating in nature.

•

The expansion of the La Guitarra processing plant from 350 tpd to 500 tpd was completed in April 2013, on time and on budget. This new circuit consisted of the installation of a new ball mill, new flotation cells and related infrastructure. The expansion is expected to increase La Guitarra’s output to approximately 1.2 million ounces of silver equivalent annually, representing over one million ounces of pure silver plus a modest amount of gold.

•

The Company’s third expansion project at the San Martin Silver Mine is progressing according to plan and is expected to be completed on time and on budget with production stepping up from 950 tpd to 1,300 tpd in the third quarter of 2013.

•

In March 2013, the Company received approval from the Toronto Stock Exchange to repurchase up to 5,848,847 common shares of the Company over the next 12 months through normal course issuer bid in the open market. Since April 1, 2013, the Company has repurchased 115,000 shares for a total consideration of CAD$1.4 million, of which 75,000 shares have been cancelled.

•

During the first quarter, the Company completed a full implementation of SAP ERP financial and operational reporting software throughout and integrating all 24 of the Company’s head office and various subsidiaries. This investment is expected to provide enhanced and in-depth real-time analytical tools for operational performance and efficient analyses, monitoring of its operations’ cost accounting and various key performance indicators on a company by company basis and on a consolidated basis.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2013	2012				2011
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore processed/tonnes milled
La Encantada	368,679	407,221	388,462	382,172	337,940	369,310	366,308	333,710
La Parrilla	204,660	186,434	175,630	169,786	147,938	121,109	89,972	77,363
San Martin	80,046	77,803	72,257	63,841	72,305	74,584	73,879	71,004
La Guitarra(1)	31,581	30,160	30,339	-	-	-	-	-
Del Toro (2)	45,391	-	-	-	-	-	-	-
Consolidated	730,357	701,618	666,688	615,799	558,183	565,003	530,159	482,077
Silver ounces produced
La Encantada	1,116,732	1,099,154	1,068,863	1,022,094	846,391	1,076,096	1,020,467	1,133,654
La Parrilla	725,218	758,692	708,021	690,954	719,143	628,836	449,771	395,716
San Martin	259,884	253,212	238,514	204,200	261,269	252,725	238,627	251,009
La Guitarra(1)	187,746	200,088	189,839	-	-	-	-	-
Del Toro (2)	148,084	-	-	-	-	-	-	-
Consolidated	2,437,664	2,311,146	2,205,237	1,917,248	1,826,803	1,957,657	1,708,865	1,780,379
Silver equivalent ounces produced
La Encantada	1,136,603	1,117,254	1,090,966	1,041,292	861,506	1,092,189	1,029,336	1,139,336
La Parrilla	906,192	931,718	851,628	843,307	860,739	738,919	511,301	443,304
San Martin	276,442	267,635	257,688	217,623	284,974	270,420	251,133	261,190
La Guitarra(1)	236,060	246,319	237,803	-	-	-	-	-
Del Toro (2)	176,495	-	-	-	-	-	-	-
Consolidated	2,731,792	2,562,926	2,438,085	2,102,222	2,007,219	2,101,528	1,791,770	1,843,830
Cash cost per ounce
La Encantada	$8.79	$7.87	$8.19	$8.35	$9.69	$7.49	$8.04	$7.61
La Parrilla	$7.36	$8.48	$8.58	$8.35	$8.14	$8.22	$7.90	$8.84
San Martin	$13.87	$12.88	$12.96	$12.75	$8.67	$9.70	$10.74	$10.72
La Guitarra(1)	$16.85	$18.45	$13.62	$-	$-	$-	$-	$-
Consolidated	$9.49	$9.26	$9.19	$8.83	$8.96	$8.01	$8.39	$8.32
Production cost per tonne
La Encantada	$25.65	$20.06	$21.52	$21.30	$23.27	$20.78	$21.46	$24.09
La Parrilla	$31.78	$32.39	$36.32	$33.46	$38.87	$42.46	$41.32	$45.88
San Martin	$48.18	$45.46	$45.94	$43.66	$38.64	$38.64	$37.20	$40.67
La Guitarra(1)	$62.01	$68.59	$65.09	$-	$-	$-	$-	$-
Consolidated	$31.79	$28.24	$30.05	$26.97	$29.24	$27.47	$26.86	$30.03

(1) The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.
(2) The Del Toro Silver Mine was inaugurated on January 23, 2013 and achieved commercial production on April 1, 2013.

Consolidated Production Results for the Quarter Ended March 31, 2013 and 2012

Quarter Ended December 31,	CONSOLIDATED FIRST MAJESTIC	Quarter Ended March 31,
2012	RESULTS	2013	2012
701,618	Ore processed/tonnes milled (3)(4)	730,357	558,183
176	Average silver grade (g/t)	181	177
58%	Recovery (%)	57%	57%
2,311,146	Total silver ounces produced	2,437,664	1,826,803
-	Pre-commercial silver ounces produced (3)(4)	148,084	28,639
2,311,146	Commercial silver ounces produced	2,289,580	1,798,164
2,209,144	Payable silver ounces produced (1)	2,224,819	1,766,160
1,540	Gold ounces produced	1,584	611
3,751,074	Pounds of lead produced	4,058,114	3,176,662
1,363,330	Pounds of zinc produced	1,679,378	1,320,726
4,432	Tonnes of iron ore produced	4,354	4,596
2,562,926	Total production - ounces silver equivalent	2,731,792	2,007,219
$9.26	Total cash cost per ounce (1)(3)(4)	$9.49	$8.96
$8.97	Total production cost per ounce (1)(2)(3)(4)	$9.79	$9.09
$28.24	Total production cost per tonne (1)(2)(3)(4)	$31.79	$29.24
14,802	Underground development (m)	15,575	14,243
25,940	Diamond drilling (m)	16,962	29,194

(1) The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 17.
(2) Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3) The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of assets under construction. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.
(4) As at March 31, 2013, the Del Toro mine had not achieved commercial stage of production. Therefore, pre-operating revenue of $3.5 million and cost of sales of $4.8 million were capitalized as assets under construction during the quarter ended March 31, 2013. As at April 1, 2013, management concluded the plant was commissioned and all revenues and expenses ceased to be capitalized and began to be treated as operating in nature. The table above includes the production from the Del Toro mine, however, total cash costs per ounce, total production cost per ounce and total production cost per tonne exclude pre-commercial stage production of 45,391 tonnes of ore processed and 148,084 ounces of silver ounces produced.

Production

Total production for the first quarter of 2013 was 2,731,792 ounces of silver equivalents consisting of 2,437,664 ounces of silver, 1,584 ounces of gold, 4,058,114 pounds of lead, 1,679,378 pounds of zinc and 4,354 tonnes of iron ore. Silver equivalent production increased by 36% compared to the 2,007,219 ounces of silver equivalents produced in the first quarter of 2012, which consisted of 1,826,803 ounces of silver, 611 ounces of gold, 3,176,662 pounds of lead, 1,320,726 pounds of zinc and 4,596 tonnes of iron ore. Compared to the fourth quarter of 2012, production increased by 7% from 2,562,926 ounces of silver equivalents, which consisted of 2,311,146 ounces of silver, 3,751,074 pounds of lead, 1,540 ounces of gold, 1,363,330 pounds of zinc and 4,432 tonnes of iron ore. The increase in production in the first quarter was primarily due to production of 176,495 silver equivalent ounces from the Del Toro mine.

Cash Cost per Ounce

Total cash cost per ounce, which is a non-GAAP measure and a standard of the Silver Institute, for the first quarter of 2013 was $9.49 per ounce of payable silver compared to $8.96 in the first quarter of 2012 and $9.26 in the fourth quarter of 2012.

Cash cost per ounce for the first quarter consists of production costs of $9.79 per ounce, transportation, smelting and refining costs of $2.74 per ounce, royalty cost (La Parrilla’s Quebradillas mine) of $0.06 per ounce, net of byproduct credits of $3.10. Compared to the first quarter of 2012, the increase in cash cost per ounce of $0.53 was primarily attributed to $0.70 increase in production costs per ounce, offset by $0.15 increase in by-product credits per ounce. Consolidated production cost per ounce was 8% higher primarily due the addition of the La Guitarra mine, which had production cost per ounce of $12.73, and 3% appreciation of the Mexican peso against the US dollar. By-product credits increased 5% due to higher gold production from the La Guitarra mine and increased lead and zinc production from the new La Parrilla flotation plant.

Compared to the fourth quarter of 2012, cash cost per ounce for the first quarter increased $0.23 or 2% from $9.26, primarily due to the 2% appreciation of the Mexican peso against the US dollar.

Head Grades and Recoveries

The overall average head grade for the first quarter of 2013 was 181 grams per tonne (“g/t”), a 2% increase compared to 177 g/t in the first quarter of 2012 and 3% increase compared to 176 g/t in the fourth quarter of 2012. The increase from the previous quarter was primarily attributed to 15% higher head grades from La Encantada, due to increase in head grades from fresh ore, offset by 11% lower head grades from La Parrilla due to an increase in oxides production from the lower grade open pit.

Combined recoveries for all mines in the first quarter were 57% and consistent compared to 57% in the first quarter of 2012 and 58% in the fourth quarter of 2012.

Development and Exploration

The underground development in all of the Company’s operations and projects continued aggressively with the objective of preparing the different areas within the mines for future expanded production. A total of 15,575 metres of underground development were completed in the first quarter of 2013 compared to 14,802 metres completed in the fourth quarter of 2012 and 14,243 metres in the first quarter of 2012. Total development in the first quarter increased 9% compared to the same quarter of the prior year primarily due to preparation of the Del Toro mine for new and future production.

During the first quarter of 2013, a total of 16,962 metres were drilled over 108 holes consisting primarily of definition drilling and surface exploration drilling, representing a 35% decrease from the 25,940 metres drilled in the fourth quarter of 2012 and 42% decrease from the 29,194 metres drilled in the first quarter of 2012. A significant project is underway at Del Toro to define the ore bodies at the San Juan and Perseverancia mines to support production planning. In addition, new exploration areas are being evaluated to extend the life of mine of the Del Toro mine. Currently, the Company has a total of 17 diamond drill rigs operating throughout its properties.

During the first quarter of 2013, the Company spent $23.7 million on its mineral properties and a further $19.6 million on plant and equipment. This compares to $22.2 million invested in mineral properties and $10.9 million in plant and equipment in the first quarter of 2012. The increase in capital expenditures was primarily attributed to the underground development at Del Toro and equipment purchased to prepare for the startup of the new second stage 1,000 tpd leaching circuit at the Del Toro mine and development of an underground ore haulage system and shaft at the La Parrilla mine.

La Encantada Silver Mine, Coahuila, Mexico

Production Results for the Quarter Ended March 31, 2013 and 2012

Quarter Ended December 31,	LA ENCANTADA	Quarter Ended March 31,
2012	4,000 tpd Cyanidation Plant	2013	2012
407,221	Ore processed/tonnes milled	368,679	337,940
184	Average silver grade (g/t)	211	181
46%	Recovery (%)	45%	43%
1,099,154	Total silver ounces produced	1,116,732	846,391
1,093,659	Payable silver ounces produced (1)	1,111,148	842,026
70	Gold ounces produced	72	19
4,432	Tonnes of iron ore produced	4,354	4,596
1,117,254	Total production - ounces silver equivalent	1,136,603	861,506
$7.87	Total cash cost per ounce (1)	$8.79	$9.69
$7.47	Total production cost per ounce (1)(2)	$8.51	$9.34
$20.06	Total production cost per tonne (1)(2)	$25.65	$23.27
3,554	Underground development (m)	4,130	3,921
3,186	Diamond drilling (m)	4,156	6,038

(1) The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 17.
(2) Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres north east of Torreon, and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance except for the crushing, grinding and thickener areas), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

A total of 1,136,603 equivalent ounces of silver were produced by the La Encantada plant during the first quarter of 2013, which was an increase of 2% compared with the 1,117,254 equivalent ounces of silver produced in the fourth quarter of 2012, primarily attributable to higher blended grades, and an increase of 32% compared to the 861,506 equivalent ounces of silver produced in the first quarter of 2012.

Tonnes milled in the first quarter decreased 9% to 368,679 tonnes processed compared to 407,221 tonnes processed in the fourth quarter of 2012 and increased 9% compared to the 337,940 tonnes processed in the first quarter of 2012. The decrease in tonnes milled compared to the previous quarter was due to electrical storms which caused the power plants to malfunction over a period of three days, as well as fewer production days during the quarter. The average head grade increased 15% to 211 g/t compared to 184 g/t in the fourth quarter of 2012 and increased 17% compared to 181 g/t in the first quarter of 2012 primarily due to a higher percentage of fresh ore production versus tailings.

A total of 4,130 metres were developed in the first quarter of 2013 compared to 3,554 metres in the fourth quarter of 2012 and 3,921 metres of development completed in the first quarter of 2012. Underground development is currently focused on areas within the mine which contain lower levels of manganese to assist in higher recovery rates. The primary areas of focus are the surrounding ore bodies of the Milagros and San Javier breccia pipes. Additionally, development and production continues from the San Francisco vein and the recently discovered “990” and “990-2” chimneys and the newly discovered Regalo vein.

Two diamond drill rigs are active underground at La Encantada, with the objective of defining additional Reserves and Resources in the newly discovered areas in addition to assisting in mining activities. A total of 4,156 metres of diamond drilling were completed in the first quarter of 2013 compared to 3,186 metres in the fourth quarter of 2012. A new NI 43-101 Technical Report is expected to be released before the end of 2013.

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Quarter Ended March 31, 2013 and 2012

Quarter Ended December 31,	LA PARRILLA	Quarter Ended March 31,
2012	2,000 tpd (1,000 tpd Cyanidation & 1,000 tpd Flotation)	2013	2012
186,434	Ore processed/tonnes milled (3)	204,660	147,938
166	Average silver grade (g/t)	148	187
76%	Recovery (%)	74%	81%
758,692	Total silver ounces produced	725,218	719,143
-	Pre-commercial silver ounces produced (3)	-	28,639
758,692	Commercial silver ounces produced	725,218	690,504
733,595	Payable silver ounces produced (1)	701,258	663,312
318	Gold ounces produced	289	134
3,751,074	Pounds of lead produced	3,328,235	3,176,662
1,363,330	Pounds of zinc produced	1,627,065	1,320,726
931,718	Total production - ounces silver equivalent	906,192	860,739
$8.48	Total cash cost per ounce (1)(3)	$7.36	$8.14
$8.24	Total production cost per ounce (1)(2)(3)	$9.28	$8.13
$32.39	Total production cost per tonne (1)(2)(3)	$31.78	$38.87
5,198	Underground development (m)	3,714	5,039
4,618	Diamond drilling (m)	6,483	5,569

(1) The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 17.
(2) Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3) The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel road-ways. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, buildings, offices and associated infrastructure. The cyanidation circuit was commissioned effective March 1, 2012, and the plant, including flotation and cyanidation circuits, was operating at a combined average throughput of 2,527 tpd in the first quarter of 2013, an increase of 408 tpd or 19% compared to the 2,119 tpd in the fourth quarter of 2012. At the mill, several upgrades have been completed during the quarter, including the installation of new cleaning benches for the lead and zinc circuits and a regrinding mill in the flotation circuit which is expected to improve the quality of the final concentrates. These improvements have allowed the mill to operate at a higher capacity than the originally installed capacity of 2,000 tpd. In the cyanidation circuit, the construction of three new leaching tanks commenced in the first quarter of 2013 in order to increase leaching time with the objective of further increasing recoveries and quality of doré.

The new tailings filters were fully operational in the third quarter of 2012 allowing the mill to operate with approximately 80% of its water consumption coming from recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in case local water supplies are threatened by natural disruptions such as severe droughts. La Parrilla became the second operation owned by First Majestic that utilizes this new environmentally friendly tailings filtration technology.

Total production at the La Parrilla Silver Mine was 906,192 equivalent ounces of silver in the first quarter of 2013, which was a decrease of 3% due to a lower silver grade coming from the open pit at the Quebradillas area and lower silver recovery caused by ores requiring additional leaching time through the cyanidation circuit, compared to the fourth quarter of 2012, and an increase of 5% compared to the first quarter of 2012. The composition of the silver equivalent production in the first quarter of 2013 consisted of 725,218 ounces of silver, 289 ounces of gold, 3,328,235 pounds of lead and 1,627,065 pounds of zinc. This compares with a composition of 758,692 ounces of silver, 318 ounces of gold, 3,751,074 pounds of lead and 1,363,330 pounds of zinc produced in the fourth quarter of 2012, and 719,143 ounces of silver, 134 ounces of gold, 3,176,662 pounds of lead and 1,320,726 pounds of zinc in the first quarter of 2012.

In the first quarter of 2013, a total of 204,660 tonnes of ore were processed at La Parrilla, representing an increase of 10% when compared with the 186,434 tonnes processed in the fourth quarter of 2012, and an increase of 38% when compared with the 147,938 tonnes processed in the first quarter of 2012. During the quarter, 80,672 tonnes of oxide ore with an average grade of 114 g/t were extracted from the open pit area at the Quebradillas mine compared to 61,910 tonnes of oxide ore with an average grade of 133 g/t in the fourth quarter of 2012. Recovery levels of silver in the first quarter were 74% compared to 76% in the fourth quarter of 2012 and 81% in the first quarter of 2012. Silver recoveries for flotation were 82% compared to 86% in the previous quarter. This decrease was due to an adjustment done in the flotation circuit to improve the quality of the lead concentrates. Silver recoveries for cyanidation were 65% compared to 66% in the previous quarter.

A total of 3,714 metres of underground development were completed in the first quarter of 2013, compared to 5,198 metres in the fourth quarter of 2012. As part of the current expansion plans, the Company has under construction or in progress: an extensive underground development program; a new San José production shaft in the Rosa-Rosarios area; a new ramp system; and an underground electric rail system. For the production shaft, a raise-boring machine has completed a 480 metres pilot hole, and 270 metres of raise-boring to a 2.4 metres diameter. Slashing of the 5.5 x 2.4 metres production shaft commenced in the first quarter of 2013 and the shaft is expected to be completed by the second quarter of 2014 with production expected to commence in the third quarter of 2014. In addition to the new shaft, construction of the electric rail system is progressing. In 2012, 550 metres of development at Level 11 was completed which will become the new haulage level connecting the different underground areas to the shaft. This $20 million project, which began construction in March 2012 and is expected to be completed in early 2014, will allow for the replacement of the current above ground trucking system of ore to the mill. Once completed, this investment is expected to improve logistics and the transportation of ore to the mill, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 6,483 metres of diamond drilling were completed in the first quarter of 2013 compared to 4,618 metres of diamond drilling in the fourth quarter of 2012 and 5,569 metres in the first quarter of 2012. Currently, there are four diamond drill rigs operating at La Parrilla consisting of three on surface and one underground. The focus of the exploration program in 2013 will be the Rosarios, Quebradillas, Vacas, San Marcos and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report expected to be released in the second half of 2013.

Del Toro Silver Mine, Zacatecas, Mexico

Production Results for the Quarter Ended March 31, 2013 and 2012

Quarter Ended December 31,	DEL TORO	Quarter Ended March 31,
2012	1,000 tpd Flotation Plant	2013	2012
n/a	Ore processed/tonnes milled	45,391	n/a
n/a	Average silver grade (g/t)	166	n/a
n/a	Recovery (%)	61%	n/a
n/a	Total silver ounces produced	148,084	n/a
n/a	Pre-commercial silver ounces produced	148,084	n/a
n/a	Gold ounces produced	26	n/a
n/a	Pounds of lead produced	729,879	n/a
n/a	Pounds of zinc produced	52,313	n/a
n/a	Total production - ounces silver equivalent	176,495	n/a
2,870	Underground development (m)	3,972	2,757
5,687	Diamond drilling (m)	1,195	8,382

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd dual-circuit flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. First Majestic owns 100% of the Del Toro Silver Mine.

The current mine construction plan involves scaling up the plant capacity over a three year period commencing at 1,000 tpd in early 2013, expanding to 2,000 tpd by the third quarter of 2013 and reaching 4,000 tpd by mid to late-2014.

Phase 1 construction of the Del Toro Silver Mine for the 1,000 tpd flotation plant was completed and inaugurated on January 23, 2013, with commercial production achieved on April 1, 2013. The 1,000 tpd flotation circuit produces both silver-lead and zinc concentrates. Mill throughput since April 1, 2013 has averaged 924 tpd while the average throughput for the month of March was 890 tpd.

Commercial production at Del Toro was achieved in just nine weeks following the plant's inaugural ceremony in late January 2013. In the first six weeks of pre-commercial production, surface stockpiles consisting of lower grade ore were supplied to the mill during this run-in period. Once full mechanical start-up was achieved by mid-March, higher grade sulphide ore was supplied to the mill allowing for the economic production of silver-lead concentrate. The first shipment of silver-lead concentrates was made on March 5, 2013. As at March 31, 2013, 30 shipments totalling 933 dry tonnes of concentrates had been shipped. During the quarter, silver-lead concentrates have contained an average of 34% of lead, 4,875 g/t of silver and 1.3 g/t of gold. Further ongoing daily improvements are underway with a focus on daily tonnage, recoveries, quality of concentrate production and other plant optimizations. During the month of April, 12 additional shipments had been shipped containing 371 dry tonnes of concentrates. Production of Zinc concentrates began in May and eight shipments have been delivered containing 225 dry tonnes of concentrates. As at March 31, 2013, the Del Toro mine had not achieved commercial stage of production. Therefore, pre-operating revenue of $3.5 million and cost of sales of $4.8 million were capitalized as assets under construction during the quarter ended March 31, 2013. As at April 1, 2013, management concluded the plant was commissioned and all revenues and expenses ceased to be capitalized and began to be treated as operating in nature.

As at May 5, 2013, a new tailing filter is fully operational, allowing the flotation mill to operate with approximately 80% of its water consumption coming from recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in case local water supplies are threatened by natural disruptions such as severe droughts. Del Toro is now the third operation under control of First Majestic that utilizes this new environmentally friendly tailings filtration technology.

Phase two of mill construction, on schedule to begin early in the third quarter, will include the addition of a 1,000 tpd cyanidation circuit for a total milling capacity of 2,000 tpd. The cyanidation circuit construction is progressing well with tanks, foundations for SAG mills and platforms for the Merrill-Crowe having been completed, and tailings filter #1 was fully installed and operational. A new 115,000 KW power line is currently under construction from the state of Durango, and completion is expected by the beginning of July. Following construction of the cyanidation circuit, the Company will be producing its own silver doré bars which will further reduce third party smelting and refining charges.

The third and final phase of construction consisting of 2,000 tpd flotation and 2,000 tpd cyanidation circuits remain on schedule and on budget, for initial production by the third quarter of 2014. At the combined rate of 4,000 tpd, Del Toro is estimated to produce approximately six million ounces of pure silver, plus significant amounts of lead and zinc annually, becoming the Company's largest producing silver mine.

Development of the main ramp into the San Juan mine is now below level 11. The first production levels will be levels 8, 9 and 10. This ramp is now 3,000 metres in length and close to 320 metres in vertical distance from surface. This ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in mid-2014, and will act as access to the three main ore bodies at San Juan. Access had been completed to ore bodies 1, 2 and 3 with 225 metres developed during the fourth quarter of 2012. In addition, the new pump station, new powder magazines and work on a new underground shop continues.

Underground development is continuing into the very prospective Perseverancia mine which also resulted in the discovery of the San Nicolas chimney and later the San Nicolas Vein. This vein has been correlated to old mine workings 1,000 metres to the north-east from the Perseverancia mine. The discovery of the San Nicolas structure has opened a new development area and to date 1,750 metres of development has been completed in an access ramp on three different levels, 50 metres apart. The Company released an updated NI 43-101 Technical Report on August 21, 2012, which included some of these new resources discovered in this area. The results revealed an increase in silver grade of the overall Measured and Indicated Resources by 20% to 175 g/t. At the Perseverancia mine, development of the access ramp was re-initiated in 2011 and to date has reached 1,350 metres in length, to gain access to the Perseverancia and San Nicolas chimneys, reaching the lower level 32 during the first quarter of 2013.

Four drill rigs are assigned to the Del Toro project, three underground and one on surface and are currently drilling with the intent of defining the possible connection of the San Juan and Perseverancia ore bodies as well as to check some of the geophysical anomalies.

At the Dolores mine, over 2,180 metres have been developed to date in different workings, including a ramp that is providing access to the main Dolores and Chalchihuites veins on two levels.

Development at the San Juan, Perseverancia/San Nicolas and Dolores mines continued for preparation of the upcoming production and ore continues to be extracted to surface from the San Juan mine. A total of 117,000 tonnes have been mined and stockpiled on surface which has become the initial feed for the mill for Phase 1. Total underground development at Del Toro in the first quarter of 2013 was 3,972 compared to the 2,870 metres in the fourth quarter of 2012.

During the first quarter of 2013, six holes were completed for a total of 1,195 metres compared to 5,687 metres in the fourth quarter of 2012 and 8,382 metres in the first quarter of 2012.

As at March 31, 2013, the Company has invested approximately $62.4 million in construction of the Phase 1 flotation circuit, equipment and underground development. In addition, the Company has been making prepayment deposits for long lead time equipment items related to the Phase 2 cyanidation project and the Phase 3 expansion. As at March 31, 2013, an additional $12.4 million has been spent towards Phase 2 and 3 of the Del Toro expansion plans.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Quarter Ended March 31, 2013 and 2012

Quarter Ended December 31,	SAN MARTIN	Quarter Ended March 31,
2012	950 tpd Cyanidation Plant	2013	2012
77,803	Ore processed/tonnes milled	80,046	72,305
136	Average silver grade (g/t)	126	142
75%	Recovery (%)	80%	79%
253,212	Total silver ounces produced	259,884	261,269
251,946	Payable silver ounces produced (1)	258,584	260,822
274	Gold ounces produced	305	458
267,635	Total production - ounces silver equivalent	276,442	284,974
$12.88	Total cash cost per ounce (1)	$13.87	$8.67
$14.04	Total production cost per ounce (1)(2)	$14.92	$10.72
$45.46	Total production cost per tonne (1)(2)	$48.18	$38.64
1,966	Underground development (m)	2,717	2,526
4,361	Diamond drilling (m)	1,771	9,205

(1) The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 17.
(2) Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin mine is a producing underground mine located near the town of San Martin de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin Silver Mine is 100% owned by the Company. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights that covers the areas where the mine’s access and installations. The current 950 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and Merrill-Crowe doré production system. The plant operates between 850 – 900 tpd, and a plant expansion is currently underway that will see the production rate increase to a planned throughput of 1,300 tpd.

In the first quarter of 2013, a total of 80,046 tonnes were processed at the San Martin mine, representing an increase of 3% when compared to the 77,803 tonnes milled in the fourth quarter of 2012 and an increase of 11% compared to the 72,305 tonnes milled in the first quarter of 2012. The average head grade was 126 g/t in the first quarter of 2013, compared to the 136 g/t in the fourth quarter of 2012 and 142 g/t in the first quarter of 2012. The decrease in average head grade compared to the previous quarter was due to delays for extra shotcreting and bolting which was necessary to stabilize the Rosario area of production. Therefore, production during the first quarter was mixed with dumps and waste rock.

Total production of 276,442 ounces of silver equivalent in the first quarter of 2013 was 3% higher than the 267,635 ounces of silver equivalent produced in the fourth quarter of 2012 and 3% lower than the 284,974 equivalent ounces of silver produced in the first quarter of 2012.

The ounces of silver equivalent produced in the first quarter of 2013 consisted of 259,884 ounces of silver and 305 ounces of gold. This compares with 253,212 ounces of silver and 274 ounces of gold produced in the fourth quarter of 2012 and 261,269 ounces of silver and 458 ounces of gold in the first quarter of 2012. Silver recovery in the first quarter of 2013 was 80%, compared to 75% in the fourth quarter of 2012 and 79% in the first quarter of 2012. The increase in silver recoveries during the quarter was due to the upgrading of two leaching tanks which were constructed in the fourth quarter of 2012, providing extra leaching time to improve recoveries.

The mill expansion to 1,300 tpd is progressing with capacity upgrades to the crushing circuit including the upgrade and installation of a third ball mill. In addition, the construction of two additional leaching tanks, installation of new clarification filters and new tailings filters to recirculate water and to improve environmental conditions are scheduled to be completed by the end of the second quarter. The expansion of the processing plant to 1,300 tpd is expected to be fully completed by July 2013.

During the quarter, a total of 1,771 metres of diamond drilling were completed compared with 4,361 metres of drilling in the fourth quarter of 2012 and 9,205 metres drilled in the first quarter of 2012. Three drill rigs are currently active within the San Martin property with two drills underground and one on surface, focusing on the La Esperanza, Los Blancos, Pinalillo, La Huichola, Rosarios and Condesa veins. Exploration and development in the Rosarios/Huichola areas continue to return positive results with the newly discovered La Lima vein during the quarter. Mine preparation in these areas is progressing with the construction of a new power line, a new compressor room and new underground mine office to support this operation. Production from these areas is being ramped up in the coming quarters.

For 2013, the focus continues to be the development and definition of additional ounces within the Rosarios/Huichola vein systems. A total of 2,717 metres of development were completed in the first quarter of 2013 compared to 1,966 metres of development in the fourth quarter of 2012.

The Company is planning to release a new NI 43-101 Technical Report in the second quarter of 2013 which will include updated Reserves and Resources from the Rosarios/Huichola areas.

La Guitarra Silver Mine, Mexico State, Mexico

Production Results for the Quarter Ended March 31, 2013 and 2012

Quarter Ended December 31,	LA GUITARRA	Quarter Ended March 31,
2012	500 tpd Flotation Plant	2013	2012(3)
30,160	Ore processed/tonnes milled	31,581	n/a
236	Average silver grade (g/t)	209	n/a
87%	Recovery (%)	88%	n/a
200,088	Total silver ounces produced	187,746	n/a
129,944	Payable silver ounces produced (1)	153,829	n/a
878	Gold ounces produced	892	n/a
246,319	Total production - ounces silver equivalent	236,060	n/a
$18.45	Total cash cost per ounce (1)	$16.85	n/a
$15.92	Total production cost per ounce (1)(2)	$12.73	n/a
$68.59	Total production cost per tonne (1)(2)	$62.01	n/a
1,214	Underground development (m)	1,042	n/a
8,088	Diamond drilling (m)	3,357	n/a

(1) The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 17.
(2) Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3) The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

On July 3, 2012, the Company successfully completed the acquisition of Silvermex Resources Inc., which resulted in the 100% owned La Guitarra Silver Mine becoming the Company’s fourth producing silver mine. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City.

First Majestic management has been following developments at the La Guitarra mine for over five years. Following the acquisition, an aggressive exploration program commenced across multiple areas of interest covered by the 39,714 hectares of mining claims within the Temascaltepec Mining District. The results of this exploration program are expected to be included in an updated NI 43-101 Technical Report scheduled for release by the end of 2013.

The La Guitarra mine consists of two underground operating areas and a flotation mill with a capacity of 350 tpd, producing approximately 800,000 ounces of silver equivalent per year. The expansion of the milling and flotation areas which started in November 2012 from the current 350 tpd to 500 tpd at the La Guitarra mill was completed and has been operating since April 24, 2013, without disrupting operations in the old 350 tpd circuit. This new 500 tpd circuit, resulting from the installation of a new ball mill and new flotation cells, is anticipated to produce approximately 1.2 million ounces of silver equivalent annually, representing over one million ounces of pure silver plus a modest amount of gold.

During the first quarter of 2013, total production at La Guitarra was 236,060 equivalent ounces of silver, a decrease of 4% compared to the fourth quarter production of 246,319 ounces. In addition, average production cost per tonne for the first quarter was $62.01 per tonne, an improvement compared to $68.59 in the fourth quarter of 2012.

Silver concentrates being produced at La Guitarra continue to be primarily shipped to La Parrilla for further leaching in the cyanidation process, converting the concentrates into doré bars. The composition of the silver equivalent production in the first quarter consisted of 187,746 ounces of silver and 892 ounces of gold. A total of 31,581 tonnes of ore were processed during the first quarter consisting of an average head grade of 209 g/t with recoveries of 88% compared to 30,160 tonnes of ore processed in the fourth quarter of 2012 with an average head grade of 236 g/t with recoveries of 87%.

Permitting for a 1,000 tpd cyanidation processing facility is expected to be completed in the next few months with an anticipated commencement of construction in the second half of 2013. At 1,000 tpd throughput from cyanidation, production is anticipated to reach over two million ounces of silver doré production per year when completed.

A total of 1,042 metres of underground development was completed during the first quarter compared to 1,214 metres in the fourth quarter of 2012. Underground development has begun at the El Coloso area which is known to contain higher grades of silver and gold and is planned to be in production by the end of the third quarter. A total of 3,357 metres of diamond drilling were completed during the first quarter compared to 8,088 metres during the fourth quarter of 2012. There are currently four drill rigs active at the La Guitarra mine, three underground and one on surface.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own Qualified Persons review the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. The Company is working towards the completion of a NI 43-101 Technical Report scheduled for release before the end of 2013. Until then, management recommends caution when relying on the previously filed technical reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project, is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, and its wholly owned subsidiary Minera Real Bonanza, S.A. de C.V., the Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. After the acquisition of Normabec, the Company transferred Minera Real Bonanza into the consolidated group in Mexico under the Company’s wholly owned subsidiary, Corporación First Majestic, S.A. de C.V., and proceeded to wind up Normabec in December 2011.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in late 2013 or early 2014 subject to the legal orders presently in progress. The Company has submitted three different legal orders in order to obtain the authorization to present its final permit applications. To date, the Company has obtained one positive resolution and expects the remaining orders to be authorized by 2014.

A metallurgical test to define the final flow sheet diagram for a flotation plant, which is required for final permitting, was completed and the final studies for the tailings pond are now in progress. There has been opposition from certain groups of indigenous people and non-government organizations, which are being addressed by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The restoration of the old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park which will include a mining museum continues. A new information centre was also inaugurated in the town of Real de Catorce during the first quarter. To date, $1.9 million has been invested and is expected to be completed in 2014. In addition, cleaning, structural reinforcement and tracks for the locomotive of the impressive underground workings were completed at the historic mine during the first quarter of 2013. Public access will be granted to certain areas by the end of 2013. This new cultural facility and mining museum is part of a “Sustainable Development Project” which will provide permanent long term jobs to the local communities. The Sustainable Development Project includes a jewelry school which completed its second course with a total of 40 students graduated to date. Also, music and crafts (trade) schools began their first courses with more than 60 students, paying special attention to individuals between the ages of 10 and 20 years of age. In addition, public baseball and football fields were built within the El Potrero community.

As a result of recent droughts in the area, a sustainable agricultural program has been initiated to cultivate various types of cactus to improve the ecology of the region and sustainability of the local population.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

Plomosas Silver Project and other Silvermex Exploration Properties

The Company acquired numerous exploration stage properties from the Silvermex acquisition and management is reviewing the exploration program for the Plomosas Silver Project which consists of the adjacent Rosario and San Juan properties in the Sinaloa, Mexico area. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production portfolio.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

“Total cash costs per ounce” and “total production cost per tonne” are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our condensed interim consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2013					Three Months Ended March 31, 2012
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$24,270				$16,693
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(792)				(101)
Cost of sales (mine)	$4,658	$6,067	$10,011	$2,742	$23,478	$2,820	$6,318	$7,454	$16,592
Add: Third party smelting and refining	99	2,498	474	1,941	5,012	54	3,465	353	3,872
Deduct: By-product credits	(480)	(4,430)	(506)	(1,483)	(6,899)	(713)	(4,084)	(414)	(5,211)
Deduct: Employee benefits	-	-	(260)	-	(260)	-	-	(225)	(225)
Inventory changes	(675)	1,036	93	(540)	(86)	110	(242)	1,031	899
Other non-cash costs	(15)	(12)	(41)	(68)	(136)	(11)	(54)	(43)	(108)
Total cash cost (A)	$3,587	$5,159	$9,771	$2,592	$21,109	$2,260	$5,403	$8,156	$15,819

Tonnes processed	80,046	204,660	368,679	31,581	684,966	72,305	138,820	337,940	549,065
Total ounces of silver produced	259,884	725,218	1,116,732	187,746	2,289,580	261,269	690,504	846,391	1,798,164
Deduct: Metal deduction ounces	(1,300)	(23,960)	(5,584)	(33,917)	(64,761)	(447)	(27,192)	(4,365)	(32,004)
Payable ounces of silver produced (B)	258,584	701,258	1,111,148	153,829	2,224,819	260,822	663,312	842,026	1,766,160

Total cash cost per ounce (A/B)	$13.87	$7.36	$8.79	$16.85	$9.49	$8.67	$8.14	$9.69	$8.96

Mining cost per ounce	$4.54	$3.78	$2.07	$5.70	$3.15	$3.44	$2.70	$1.73	$2.35
Milling cost per ounce	7.21	4.12	5.53	3.36	5.13	5.49	4.24	6.70	5.60
Indirect cost per ounce	3.17	1.38	0.91	3.67	1.51	1.79	1.19	0.91	1.14
Total production cost per ounce	$14.92	$9.28	$8.51	$12.73	$9.79	$10.72	$8.13	$9.34	$9.09
Transport and other selling costs per ounce	0.43	0.65	0.31	1.14	0.49	0.48	0.65	0.42	0.52
Smelting and refining costs per ounce	0.38	3.56	0.43	12.62	2.25	0.21	5.22	0.42	2.19
Royalties per ounce	-	0.18	-	-	0.06	-	0.29	-	0.11
By-product credits cost per ounce	(1.86)	(6.31)	(0.46)	(9.64)	(3.10)	(2.74)	(6.15)	(0.49)	(2.95)
Total cash cost per ounce (A/B)	$13.87	$7.36	$8.79	$16.85	$9.49	$8.67	$8.14	$9.69	$8.96

Mining cost per tonne	$14.67	$12.97	$6.23	$27.76	$10.22	$12.40	$12.92	$4.30	$7.55
Milling cost per tonne	23.28	14.12	16.66	16.35	16.66	19.79	20.28	16.70	18.01
Indirect cost per tonne	10.23	4.69	2.76	17.90	4.91	6.45	5.67	2.26	3.68
Total production cost per tonne	$48.18	$31.78	$25.65	$62.01	$31.79	$38.64	$38.87	$23.27	$29.24

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended
	March 31,
	2013	2012
Net Revenues as reported	$67,070	$57,815
Add back: smelting and refining charges	5,003	3,872
Gross Revenues	72,073	61,687
Payable equivalent silver ounces sold	2,432,782	1,881,499
Average realized price per ounce of silver sold	$29.63	$32.79
Average market price per ounce of silver per COMEX	$30.03	$32.69

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its condensed interim consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of Adjusted EPS to net earnings as reported in the Company’s condensed interim consolidated financial statements.

	Three Months Ended
	March 31,
	2013	2012
Net earnings as reported	$26,517	$26,358
Adjustments for non-cash or non-recurring items:
Share-based payments	4,405	2,825
Deferred income tax expense	5,722	2,024
Loss (gain) from investment in silver futures and marketable securities	1,146	(3,225)
Gain from termination fee on Orko acquisition	(9,131)	-
Gain from fair value adjustment of prepayment facility	(4,850)	-
Write-down of AFS marketable securities	1,000	-
Gross margin on pre-commercial shipments	-	1,137
Legal fees for the First Silver trial	156	247
Adjusted net earnings	$24,965	$29,366
Weighted average number of shares on issue - basic	116,895,218	105,440,048
Adjusted EPS	$0.21	$0.28

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the Consolidated Interim Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in non-cash working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the quarter ended March 31, 2013 compared to the quarter ended March 31, 2012 (in $000’s, except for share amounts):

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012

Revenues	$67,070	$57,815	(1)
Cost of sales	24,270	16,693	(2)
Gross margin	42,800	41,122
Depletion, depreciation and amortization	8,196	5,453	(3)
Mine operating earnings	34,604	35,669	(4)
General and administrative expenses	7,461	4,417	(5)
Share-based payments	4,405	2,825	(6)
Accretion of decommissioning liabilities	127	103
Foreign exchange loss	646	275
Operating earnings	21,965	28,049	(7)
Investment and other income	11,958	5,581	(8)
Finance costs	(524)	(399)	(9)
Earnings before income taxes	33,399	33,231
Current income tax expense	1,160	4,849
Deferred income tax expense	5,722	2,024
Income tax expense	6,882	6,873	(10)
Net earnings for the period	$26,517	$26,358	(11)
Earnings per share (basic)	$0.23	$0.25	(11)
Earnings per share (diluted)	$0.23	$0.24

1. Revenues for the quarter ended March 31, 2013 increased by $9,255,000 or 16% to $67,070,000 from $57,815,000 in the first quarter of 2012. The increase in revenues was primarily attributed to 36% increase in silver equivalent production compared to the first quarter of 2012. The increase was partially offset by 10% decline in average realized silver price and higher smelting and refining costs related to increased concentrate output from the addition of the La Guitarra mine and further processing at La Parrilla to produce doré bars.

2. Cost of sales in the first quarter of 2013 was $24,270,000, an increase of $7,577,000 or 45% compared to $16,693,000 in the first quarter of 2012. The increase in cost of sales was primarily attributed to 36% increase in production, 3% appreciation of the Mexican peso against the US dollar, and increases in the cost of supplies of cyanide and diesel, and cost of labour and contractors.

3. Depletion, depreciation and amortization increased from $5,453,000 in the first quarter of 2012 to $8,196,000 in the first quarter of 2013, an increase of $2,743,000 or 50%. The increase was due to incremental depreciation expense from the addition of the La Guitarra mine, the newly expanded La Parrilla processing plant, as well as higher depletion expense from a 31% increase in tonnage of ore milled.

4. Mine operating earnings in the first quarter of 2013 were $34,604,000, a decrease of $1,065,000 when compared to $35,669,000 for the same quarter in the prior year. Despite a 36% production growth, mine operating earnings decreased by 3% as a result of 10% decrease in silver price, 6% higher cash cost per ounce and a 50% increase in depletion, depreciation and amortization expenses compared to the first quarter of 2012.

5. General and administrative expenses for the quarter increased by $3,044,000 or 69% compared to the same quarter in the prior year, primarily due to recruitment of additional senior management and administrative personnel in Mexico to support the Company’s expanded operations. In addition, professional fees (legal, tax, due diligence) and travel expenses were higher compared to the same quarter of the prior year.

6. Share-based payments expense for the quarter increased by $1,580,000 or 56% compared to the same quarter in the prior year. The increase was primarily due to stock options granted in 2013 and 2012 for the additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7. Operating earnings decreased by $6,084,000 or 22% to $21,965,000 for the quarter ended March 31, 2013, compared to operating earnings of $28,049,000 for the quarter ended March 31, 2012, due to decrease in mine operating earnings, higher share-based payments and general and administrative expenses.

8. During the quarter ended March 31, 2013, the Company recognized investment and other income of $11,958,000 compared to $5,581,000 in the same quarter in the prior year. The investment income in the first quarter of 2013 was primarily attributed to a net $9,131,000 termination fee, after investment banking costs, related to the Orko acquisition, $4,850,000 gain from fair value adjustment of prepayment facility, loss of $1,146,000 from investment in silver futures and Sprott Physical Silver Trust and $1.0 million write-down of investment in marketable securities, compared to an investment gain of $5,475,000 in silver futures during the quarter ended March 31, 2012.

9. Finance costs for the first quarter were $524,000, an increase of $125,000 or 31% compared to the same quarter of the prior year. The increase was primarily due to additional finance leases the Company entered into since the first quarter of 2012.

10. During the quarter ended March 31, 2013, the Company recorded an income tax expense of $6,882,000 compared to an income tax expense of $6,873,000 in the quarter ended March 31, 2012. The effective tax rate in the quarter was 20%, comparable to 21% in the first quarter of 2012.

11. As a result of the foregoing, net earnings for the quarter ended March 31, 2013 increased 1% to $26,517,000 (EPS of $0.23) compared to net earnings of $26,358,000 (EPS of $0.25) in the quarter ended March 31, 2012.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2013	2012				2011
Financial Highlights	Q1(1)	Q4(2)	Q3(3)	Q2(4)	Q1(5)	Q4(6)	Q3(7)	Q2(8)
Revenue	$67,070	$71,007	$63,581	$54,774	$57,815	$60,801	$61,407	$68,040
Cost of sales	$24,270	$23,686	$20,912	$18,456	$16,693	$16,383	$15,473	$18,112
Depletion, depreciation and amortization	$8,196	$7,861	$6,832	$5,259	$5,453	$6,035	$3,467	$3,134
Mine operating earnings	$34,604	$39,460	$35,837	$31,059	$35,669	$38,383	$42,467	$46,794
Net earnings after tax	$26,517	$22,350	$24,869	$15,321	$26,358	$21,339	$27,772	$30,593
Basic earnings per share	$0.23	$0.19	$0.22	$0.14	$0.25	$0.20	$0.27	$0.30
Diluted earnings per share	$0.23	$0.19	$0.21	$0.14	$0.24	$0.20	$0.26	$0.29

Notes:

1. In the quarter ended March 31, 2013, mine operating earnings decreased $4,856,000 or 12% compared to the quarter ended December 31, 2012, primarily attributed to 9% decline in silver prices and higher cost of sales due to appreciation of the Mexican peso against the US dollar. Net earnings after tax increased by $4,167,000 or 19% compared to the previous quarter, due to gain from termination fee of the Orko acquisition and gain on fair value adjustment of the prepayment facility.

2. In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

3. In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended June 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the second quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the second quarter of 2012.

4. In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

5. In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold compared to the previous quarter. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the current quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

6. In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price per ounce and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

7. In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price per ounce and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1,504,000 on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

8. In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to a 20% increase in average realized silver price per ounce. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by a $1,775,000 increase in income taxes and lower investment income.

LIQUIDITY

At March 31, 2013, the Company had cash and cash equivalents of $110.1 million and working capital of $108.3 million, compared to cash and cash equivalents of $111.6 million and working capital of $115.7 million at December 31, 2012. Cash and cash equivalents decreased by $1.5 million during the quarter as a result of $44.9 million generated from operating activities, proceeds of $4.6 million from lease financing, $0.9 million from exercise of stock options, offset by $43.3 million invested in property, plant and equipment, and mineral property interests and $5.1 million in deposit on long-term assets.

During the quarter, the Company expended $23.7 million on mineral properties and $19.6 million on property, plant and equipment on a cash basis compared to $22.2 million expended on mineral properties and $10.9 million expended on property, plant and equipment in the first quarter of 2012. The significant increase in capital expenditures is primarily related to the additional investments in the construction of the Del Toro mine, development of the La Parrilla underground ore haulage system, and mill expansions at La Guitarra and San Martin mines. During the quarter, a total of $14.4 million was spent for Del Toro’s Phase 1 and 2 construction. Investment in the La Guitarra expansion was completed in April 2013, expansion of San Martin is expected early in the third quarter, and the La Parrilla underground infrastructure investment will continue into the first quarter of 2014.

With the recent decrease in silver prices, the Company has reviewed its capital projects and is committed to completing the remaining expansion plans but has decided to trim $30.0 million in the first half of 2013 by reducing discretionary exploration, development, and some plant and equipment expenditures. The Company will re-assess its capital commitments by the end of the first half of 2013 and determine if further discretionary cuts will be necessary. The previous expansion plans for 2013 consisted of $192.3 million, now reduced to $162.3 million, of which $43.3 million has already been expended by the end of the first quarter. The revised $162.3 million budget consists of $81.6 million for plant expansions for Del Toro, San Martin, La Guitarra and the underground rail system of La Parrilla and $80.7 million of discretionary exploration and development for all of the Company’s properties. Of the $81.6 million budget for plant expansions, $19.6 million has already been expended and, for the $80.7 million exploration and development budget, $23.7 million has also already been expended as at March 31, 2013. Therefore, remaining planned expenditures is $119.0 million, which includes $62.0 million for committed plant expansion and $57.0 million for discretionary exploration and development for the remainder of the 2013 budget year.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $110.1 million in cash and cash equivalents at March 31, 2013, the Company believes it has sufficient funds to meet current operating and capital requirements. As at the date the Board of Directors approved this MD&A, the Company had approximately $87.1 million in cash and cash equivalents in treasury.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $8.9 million as at March 31, 2013 (December 31, 2012 - $13.9 million), of which $0.6 million (2012 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex Resources Inc. in 2012, the Company acquired $5.3 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authorities.

The carrying amount of financial assets recorded in the condensed interim consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at March 31, 2013, the Company has outstanding trade payables of $23.3 million (December 31, 2012 - $20.8 million) which are generally payable in 90 days or less and accrued liabilities of $19.0 million (December 31, 2012 -$16.5 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$42,406	$42,406	$-	$-	$-
Prepayment facility	46,353	9,243	26,425	10,685	-
Finance lease obligations	28,254	11,139	16,675	440	-
Decommissioning liabilities	12,158	-	-	-	12,158
Purchase obligations and commitments (1)	40,002	40,002	-	-	-
Total Obligations	$169,173	$102,790	$43,100	$11,125	$12,158

(1) Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine and the San Martin and La Guitarra mill expansions.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					March 31, 2013	December 31, 2012
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$19,428	$1,121	$(1,896)	$18,653	$1,865	$5,001	$500
Mexican peso	3,570	10,767	(22,836)	(8,499)	(850)	(7,237)	(724)
	$22,998	$11,888	$(24,732)	$10,154	$1,015	$(2,236)	$(224)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for approximately 10% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver.

As at March 31, 2013, a 10% increase or decrease of metal prices at March 31, 2013 would have the following impact on net earnings:

				March 31, 2013
				Effect of +/-
				10% change in
	Silver	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$1,284	$350	$113	$1,747
Prepayment facility	-	(2,546)	(2,465)	(5,011)
	$1,284	$(2,196)	$(2,352)	$(3,264)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2013, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

During 2011, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 24 of the condensed interim consolidated financial statements for the three months ended March 31, 2013 and “Income Taxes” below).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended March 31, 2013, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to March 31, 2013:

a) In April 2013, the Company’s Mexican subsidiary received a tax refund of $8.9 million (110.0 million Mexican pesos);

b) In March 2013, the Company received approval from the Toronto Stock Exchange to repurchase up to 5,848,847 common shares of the Company over the next 12 months through normal course issuer bid in the open market. Since April 1, 2013, the Company has repurchased 115,000 shares for a total consideration of CAD$1.4 million, of which 75,000 shares have been cancelled;

c) 10,000 options were exercised for gross proceeds of CAD$37,000; and

d) 15,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 116,921,940 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property or mill expansion has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these condensed interim consolidated financial statements have been impacted by management’s determination that the cyanidation plant at the La Parrilla mine were commissioned on March 1, 2012, respectively. The Del Toro 1,000 tpd flotation circuit was deemed commissioned effective April 1, 2013.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment assets and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rate or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at March 31, 2013, and management assessed whether the benefit from these tax losses is probable. In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2014 to 2021. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria (“SAT”) for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The tax reassessments for 2004 to 2006, totalling $2.5 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. The Company has successfully won 100% of its appeals for the 2004 to 2006 tax reassessments totalling $2.5 million (32.3 million Mexican pesos). The Company is also currently defending the tax treatments amounting to $3.3 million (43.4 million Mexican pesos) related to the 2007 tax year regarding revenue and intercompany loan treatments via the administrative appeal process. The Company received a favourable resolution for the revenue treatment in February 2013, and SAT has cancelled $1.7 million (22.3 million Mexican pesos) of the 2007 re-assessment claim. The remaining balance of $1.6 million (21.1 million Mexican pesos) regarding the intercompany loan treatment is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in all claims and has not recorded a provision for any potential tax exposure relating to these assessments.

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a newly acquired subsidiary of the Company, had a tax re-assessment from SAT for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.3 million (40.8 million Mexican pesos). La Guitarra has posted cash as collateral (“Restricted Cash”) for a bond held with Servicio de Administracion Tributaria for $3.3 million (40.8 million Mexican pesos). During 2012, La Guitarra received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. The Company has recorded a VAT payable of $3.3 million related to the tax assessment. Since the acquisition of La Guitarra in July 2012, First Majestic has filed each monthly VAT claim for the remainder of 2012, and has been pursuing a plan to claim pre-acquisition VAT refunds since October 2007. In the first quarter of 2013, La Guitarra received VAT refunds related to October and November 2007 for $ 0.2 million ( $2.1 million Mexican pesos).

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the audited consolidated financial statements of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the quarter, the Company installed SAP ERP software in all 24 of its legal entities to enable real time consolidated and entity by entity detailed reporting and in-depth analyses. There has been a material improvement in the Company’s internal control over financial reporting during the three months ended March 31, 2013. None of the changes during the quarter has materially negatively affected, or is reasonably likely to materially negatively affect, the Company’s internal control over financial reporting. Due to the extensive nature of the new SAP systems implementation, the Company chose to eliminate the auditor’s review for one quarter to allow time to complete the installation and reporting of the first quarter financial results. The Company will resume quarterly reviews for the second quarter of 2013 and will ensure that the year to date results are fully reviewed at that time.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com;
  the Company’s Annual Information Form; and
  the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2013.